SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                         NOVAMETRIX MEDICAL SYSTEMS INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   669870 10 7
                                 (CUSIP Number)

                                Paul Jacobs, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 27, 1998
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
                               following box |_|.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE
         Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



509416.04

                                  SCHEDULE 13D

CUSIP NO. 669870 10 7                                PAGE   2   OF  10   PAGES

   1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Elliott Associates, L.P., a Delaware limited partnership


   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) |_|
                                                    (b) |X|

   3      SEC USE ONLY



   4      SOURCE OF FUNDS*

          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                          |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                  7      SOLE VOTING POWER
         NUMBER OF                       128,475
          SHARES
       BENEFICIALLY               8      SHARED VOTING POWER
                                         0
         OWNED BY
           EACH                   9      SOLE DISPOSITIVE POWER
                                         128,475
         REPORTING
          PERSON                  10      SHARED DISPOSITIVE POWER
                                         0
           WITH


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          128,475

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                    |X|


  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.5%

  14      TYPE OF REPORTING PERSON*

          PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 669870 10 7                                PAGE   3   OF  10   PAGES

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Westgate International, L.P., a Cayman Islands limited partnership

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) |_|
                                                    (b) |X|

   3      SEC USE ONLY



   4      SOURCE OF FUNDS*

          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                          |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, British West Indies

                                  7      SOLE VOTING POWER
         NUMBER OF                       0
          SHARES
       BENEFICIALLY               8      SHARED VOTING POWER
                                         128,525
         OWNED BY
           EACH
         REPORTING                9      SOLE DISPOSITIVE POWER
                                         0
          PERSON
           WITH                  10      SHARED DISPOSITIVE POWER
                                         128,525



  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          128,525

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                     |X|



  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5%

  14      TYPE OF REPORTING PERSON*

          PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 669870 10 7                               PAGE   4   OF   10   PAGES


   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Martley International, Inc., a Delaware corporation

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) |_|
                                                    (b) |X|

   3      SEC USE ONLY



   4      SOURCE OF FUNDS*

          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                          |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                  7      SOLE VOTING POWER
         NUMBER OF                       0
          SHARES
       BENEFICIALLY               8      SHARED VOTING POWER
                                         128,525
         OWNED BY
           EACH
         REPORTING                9      SOLE DISPOSITIVE POWER
                                         0
          PERSON
           WITH                  10      SHARED DISPOSITIVE POWER
                                         128,525



  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          128,525

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                    |X|



  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.5%
  14      TYPE OF REPORTING PERSON*

          CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 669870 10 7                                PAGE   5   OF   10   PAGES

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas J. Abbenante

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a) |_|
                                                   (b) |X|

   3      SEC USE ONLY



   4      SOURCE OF FUNDS*

          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                         |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                  7      SOLE VOTING POWER
         NUMBER OF                       98,625 (including shares held
                                         by Insurance Trust)
          SHARES
       BENEFICIALLY               8      SHARED VOTING POWER
                                         180,121
         OWNED BY
           EACH
         REPORTING                9      SOLE DISPOSITIVE POWER
                                         98,625 (including shares
                                         held by Insurance Trust)

          PERSON
           WITH                  10      SHARED DISPOSITIVE POWER
                                         180,121




  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          278,746 (including shares held by Insurance Trust)

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                    |X|



  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.1%

  14      TYPE OF REPORTING PERSON*

          IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 669870 10 7                              PAGE   6   OF   10   PAGES


   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Pellegrino Irrevocable Insurance Trust

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) |_|
                                                    (b) |X|

   3      SEC USE ONLY



   4      SOURCE OF FUNDS*

          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                          |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut

                                  7      SOLE VOTING POWER
         NUMBER OF                       47,000
          SHARES
       BENEFICIALLY               8      SHARED VOTING POWER
                                         0
         OWNED BY
           EACH                   9      SOLE DISPOSITIVE POWER
                                         47,000
         REPORTING
          PERSON
           WITH                  10      SHARED DISPOSITIVE POWER
                                         0



  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          47,000

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                    |X|



  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.5%

  14      TYPE OF REPORTING PERSON*

          OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 669870 10 7

ITEM 2.       IDENTITY AND BACKGROUND.

              No change.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              No change.

ITEM 4.       PURPOSE OF TRANSACTION.

              Item 4 is amended by adding the following:

                   Upon further consideration in light of market conditions, the
              Issuer's recent announcement regarding its filing of a 510(k) application for its NICO product with the U.S. Food and Drug Administration and the acceleration of the Issuer's annual meeting date, each of the Reporting Persons has determined that he or it does not currently intend to continue to seek representation on the Issuer's Board of Directors or to replace the current senior management team, as previously described in Item 4 of the Schedule 13D, and certain of the Reporting Persons may sell all or a portion of their holdings in the Issuer from time to time. In light of the foregoing, Abbenante, the Insurance Trust and Elliott (together with Westgate and Martley) have terminated any agreement, arrangement, understanding or relationship they may have had with one another with respect to the acquisition, disposition or voting of securities of the Issuer. However, each Reporting Person, individually, reserves his or its rights, depending upon changes in market conditions and other factors that may be deemed material, to purchase additional shares of Common Stock in the open market, in private transactions or by any other permissible means if deemed advisable, and may once again in the future pursue their previously stated objectives.

                   Other than as described in this Item 4, none of the Reporting
              Persons has any present plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              Item 5 is amended by adding the following:

              (A) Elliott beneficially owns 128,475 shares of Common Stock, constituting approximately 1.5% of the outstanding shares of Common Stock.

                   Westgate  and  Martley  beneficially  own  128,525  shares of
              Common Stock, constituting approximately 1.5% of the outstanding shares of Common Stock.

                   Abbenante  beneficially  owns 278,746 shares of Common Stock, constituting approximately 3.1% of the outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Abbenante are comprised of 51,625 shares of Common Stock owned by Mr. Abbenante, 180,121 shares of Common Stock beneficially owned by the Family Trust (which are deemed to be beneficially owned by Mr. Abbenante by reason of his shared voting power and which includes 135,121 shares of Common Stock underlying certain warrants to purchase shares of Common Stock at an exercise price of $0.89 per share) and 47,000 shares of Common Stock owned by the Insurance Trust.

                   The Insurance Trust beneficially owns 47,000 shares of Common
              Stock, constituting approximately 0.5% of the outstanding shares of Common Stock.

                   All percentage  calculations  are based upon 8,857,786 shares of Common Stock issued and outstanding as of July 1, 1998, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended May 3, 1998.

              (B) Elliott has the power to vote or direct the vote of, and to dispose of or direct the disposition of, the shares of Common Stock beneficially owned by it.

                   Westgate  has the shared power with Martley to vote or direct the vote of, and to dispose of or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of this subparagraph
              (b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

                   Abbenante has the power to vote or direct the vote of, and to dispose of or direct the disposition of, the 51,625 shares of Common Stock owned by him directly.

                   Abbenante has the power to vote or direct the vote of, and to dispose of or direct the disposition of, the shares of Common Stock beneficially owned by the Insurance Trust.

              (C) A summary of the transactions effected by each of the Reporting Persons during the past 60 days, which were not previously reported, is set forth on Exhibit A attached hereto. These transactions were effected by the Reporting Persons on the Nasdaq National Market. No other transactions were effected by any of the Reporting Persons during such period.

              (D) No change.

              (E) For the reasons described in Item 4 above, Abbenante, the Insurance Trust and Elliott (together with Westgate and Martley) have terminated any agreement, arrangement, understanding or relationship they may have had with one another with respect to the acquisition, disposition or voting of securities of the Issuer. As of the date of this filing, none of the Reporting Persons beneficially owns 5% or more of the outstanding Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              No change.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.
              Exhibit A - Item 5(c):
              Transactions Effected During the Past 60 Days Not
              Previously Reported

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   JULY 27, 1998
                                                        (Date)

                                                ELLIOTT ASSOCIATES, L.P.
                                               By:/S/ PAUL E. SINGER
                                               Name:  Paul E. Singer
                                           Title:    General Partner


                                                WESTGATE INTERNATIONAL, L.P.
                                              By: MARTLEY INTERNATIONAL, INC.,
                                                  as Investment Manager
                                                 By:/S/ PAUL E. SINGER
                                                 Name:  Paul E. Singer
                                                Title:  President


                                                MARTLEY INTERNATIONAL, INC.

                                                By:/S/ PAUL E. SINGER
                                                Name:  Paul E. Singer
                                             Title:    President


                                                 /S/ THOMAS J. ABBENANTE
                                                 Thomas J. Abbenante


                                         PELLEGRINO IRREVOCABLE INSURANCE TRUST
                                                By:/S/ THOMAS J. ABBENANTE
                                                Name:  Thomas J. Abbenante
                                             Title:    Trustee

                                    EXHIBIT A

                     ITEM 5(C): TRANSACTIONS EFFECTED DURING
                    THE PAST 60 DAYS NOT PREVIOUSLY REPORTED

                                                                    Approximate
                                                 Amount of       Price per Share
                        Date of                  Shares Acquired   (exclusive of
Reporting PERSON      TRANSACTION    SECURITY      (DISPOSED)       COMMISSIONS)
-------------------------------------------------------------------------------
Elliott                 6/26/98     Common Stock    (1,000)               $8.00


Westgate                6/26/98     Common Stock    (1,000)               $8.00

Louis P. Pellegrino     6/19/98     Common Stock    (3,000)               $6.71
  Family Trust          7/21/98     Common Stock    (3,000)               $7.00

Pellegrino Irrevocable  6/30/98     Common Stock    (3,000)               $7.44
  Insurance Trust